Exhibit 21.1

List of Subsidiaries of Peru Copper Inc.

Name	Jurisdiction	Ownership (%)
Minera Peru Copper Syndicate S.A.	Peru	100%(1)

Peru Copper Syndicate Ltd.	Cayman Islands	100%

(1)	J. David Lowell, a director and founder of Peru Copper Inc., holds one share of the paid-in capital of Minera Peru Copper Syndicate S.A. in trust for Peru Copper Inc. in order to comply with Peruvian corporate law.